SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 22, 2017.

TRANSLATION

Buenos Aires, December 22, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Agreement between YPF S.A. and Transportadora de Gas Mercosur S.A.

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, following our prior communications on May 24, 2013, December 23, 2015, and April 27, 2016, and following what was informed in the financial statements of the Company, we inform that YPF S.A. and Transportadora de Gas Mercosur S.A. entered into a settlement agreement involving the payment of the total amount of US$114,000,000 by YPF S.A., through which, with no admission of facts or rights, both companies mutually gave up any claims they had or could have against each other.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF SOCIEDAD ANÓNIMA

Date: December 22, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer